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   As filed with the Securities and Exchange Commission on September 14, 2001
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                   Schedule TO
            Tender Offer Statement under Section 14(d)(1) or 13(e)(4)
                     of the Securities Exchange Act of 1934
                                (Amendment No.  )

                   Morgan Stanley Africa Investment Fund, Inc.
                       (Name of Subject Company (issuer))

                   Morgan Stanley Africa Investment Fund, Inc.
                 (Names of Filing Persons (offeror and issuer))

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   617444 10 4
                      (CUSIP Number of Class of Securities)

                                Ronald E. Robison
                    Morgan Stanley Investment Management Inc.
                           1221 Avenue of the Americas
                            New York, New York 10020
                                 (212) 762-5330
      (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                 with a copy to:

                             Leonard B. Mackey, Jr.
                       Clifford Chance Rogers & Wells LLP
                                 200 Park Avenue
                            New York, New York 10166

                            Calculation of Filing Fee
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Transaction Valuation                            Amount of Filing Fee
--------------------------------------------------------------------------------
$8,355,501.30(a)...............................    $1,671.10(b)
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(a)      Calculated as the aggregate maximum purchase price to be paid for
         898,441 shares in the offer, based upon a price of $9.30 (95% of the net asset value per share of $9.79 on August 1, 2001).

(b)      Calculated as 1/50th of 1% of the Transaction Valuation.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid: $1,671.10
         Form or Registration No.: Schedule TO
         Filing Party: Morgan Stanley Africa Investment Fund, Inc. Date Filed: August 13, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]      third-party tender offer subject to Rule 14d-1.

[X]      issuer tender offer subject to Rule 13e-4.

[_]      going-private transactions subject to Rule 13-e-3.

[_]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]
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                   Morgan Stanley Africa Investment Fund, Inc.
                             (For Immediate Release)

         New York, New York, September 14, 2001 - Morgan Stanley Africa Investment Fund, Inc. (NYSE: AFF) (the "Fund") announced today that the Fund's tender offer for 898,441 of its issued and outstanding shares of common stock, representing approximately 10% of the Fund's outstanding shares, is being extended until Friday, September 21, 2001 at 5:00 p.m., New York City time. The tender offer had previously been scheduled to expire today at 5:00 p.m., New York City time.

         The Fund also announced that due to the extension of the tender offer, the dates for acceptance of tendered shares and payment for such shares have been adjusted accordingly. Management of the Fund now anticipates acceptance on September 27, 2001 of approximately 898,441 shares properly tendered and that payment for such shares will be made on or about October 1, 2001. The purchase price of properly tendered shares is equal to 95% of the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange on September 21, 2001.

         The Fund is a non-diversified, closed-end management investment company, the shares of which are listed on the New York Stock Exchange (AFF). The Fund's investment objective is long-term capital appreciation which it seeks to achieve by investing primarily in equity securities of African issuers and by investing, from time to time, in debt securities issued or guaranteed by African governments or governmental entities. Morgan Stanley Investment Management Inc. is the Fund's investment manager.

For further information, please contact Georgeson Shareholder Communications Corporation, 17 State Street, New York, New York, at 800-223-2064.